May 4, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Year Ended March 31, 2006 Filed June 14, 2006 File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 7, 2007 (the “Comment Letter”) to Mr. Richard F. Pops, Chief Executive Officer and Director of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”). The response and supplementary information set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K — March 31, 2006
Financial Statements
Revenue Recognition, page F-7
Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement with Cephalon, page F-7
Comment 1
1.	Please provide us with your analysis of EITF 00-21 supporting your treatment that the arrangement represented three separate units of accounting. Discuss each criterion in paragraph 9 of EITF 00-21 for each unit of accounting.
Response 1
     To put the Company’s response in context, a brief description of the Company’s collaboration with Cephalon, Inc. (“Cephalon”) is provided below.

Securities and Exchange Commission
May 4, 2007

Background
     On June 23, 2005, the Company entered into a License and Collaboration Agreement and a Supply Agreement (together the “Agreements”) with Cephalon, with respect to its extended-release forms of naltrexone, including VIVITROL® (the “Product” or “Products”). Signature of the Agreements resulted from the Company’s successful search for an experienced commercialization partner to share the substantial launch costs of a pharmaceutical product into a new market. At the time the Agreements were executed, the Company believed that development of VIVITROL had been substantially completed. The New Drug Application (“NDA”) had been submitted by the Company to the Food and Drug Administration (“FDA”), and the FDA had accepted the file and designated it for priority review. The required work that remained related to interactions with the FDA regarding questions about the filing, negotiations of a final product label and the validation, review and inspection of the manufacturing plant that occurs as part of NDA approval. It should be noted that VIVITROL was filed under a 505(b)(2) application (under which the Company was able to reference prior clinical trial results for the active pharmaceutical ingredient in the Product, naltrexone). Naltrexone has been approved in the United States (“U.S.”) and numerous other countries for over a decade and there are a number of generic versions on the U.S. market. VIVITROL is a version of naltrexone that is given by a once a month injection using the Company’s already approved microsphere encapsulation technology (other commercially approved products incorporating this technology include RISPERDAL CONSTA (developed by the Company and marketed by Johnson & Johnson) and SANDOSTATIN LAR (developed and marketed by Novartis)). Other products that use similar technologies include LUPRON DEPOT (developed and marketed by TAP Pharmaceuticals, a joint venture between Takeda Pharmaceuticals and Abbott Laboratories), and ELIGARD (developed and marketed by QTL). Numerous other microsphere-based long-acting injectable products are under development, most notably, a competitive long-acting preparation of naltrexone being developed by Elbion. Finally, the positive results of the Company’s phase III clinical trial with regard to VIVITROL had been published in the Journal of the American Medical Association (JAMA) in April 2005. The Company received interest and bids from numerous well established pharmaceutical and biotechnology companies to collaborate on the commercialization of VIVITROL.
     Under the terms of the Agreements, the Company granted to Cephalon a license for sale of the Products in the U.S. The Company is primarily responsible for the manufacture of the Products, which it sells to Cephalon at its fully burdened manufacturing cost, and is generally responsible for any future development activities. Cephalon is primarily responsible for the commercialization of the Products.
     The Company received a non-refundable payment from Cephalon in the amount of $160 million upon signing the Agreements in June 2005, and a further non-refundable payment from Cephalon in the amount of $110 million upon FDA approval of VIVITROL, in April 2006. Further milestone payments from Cephalon will be payable if the Products exceed certain specified sales targets. The Company is responsible for

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May 4, 2007

funding the first $120 million of net losses incurred on the Products through December 31, 2007. In the event net losses exceed $120 million during this period, Cephalon is responsible for all losses in excess of $120 million through December 31, 2007. Effective January 1, 2008, the two companies share profits and losses approximately equally. In addition, the Company was responsible for obtaining FDA approval of VIVITROL, and for bringing the manufacturing line to commercial readiness, at its own expense.
     In October 2006, the Company and Cephalon entered into binding amendments (the “Amendments”) to the Agreements. Under the Amendments, the parties agreed that Cephalon would purchase from the Company two VIVITROL manufacturing lines (and related equipment) that were then under construction. During the three months ended December 31, 2006, the Company received a $4.6 million payment from Cephalon as reimbursement for certain costs incurred by the Company prior to October 2006 and charged to the collaboration. These costs related to the construction of these two manufacturing lines and consisted primarily of labor costs. The Company and Cephalon agreed to increase the cumulative net losses for which the Company is responsible from $120.0 million to $124.6 million to account for this reimbursement.
Disclosures
     The Company recognizes that the accounting for the arrangement is complex and has made its best efforts to ensure consistency and transparency with respect to this accounting. The Company has included extensive disclosures within its public filings, most notably within the critical accounting policies and the collaborative agreements sections of its 10-Q’s and 10-K’s, explaining the mechanics of the deal and the associated accounting (for your convenience the Company is attaching its disclosures with respect to the arrangement as provided in the 2006 Form 10-K as Exhibit A). The disclosure was included in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, which the Commission reviewed and, together with the Annual Report on Form 10-K for the fiscal year ended March 31, 2005, was the subject of a comment letter from the Commission dated September 22, 2005.
     In addition to its public filings, the Company has spent considerable time and effort working with the investment community on quarterly conference calls, has provided supplemental tables in its earnings releases (attached as Exhibit B) and has answered questions from sell side analysts to ensure that its accounting for this arrangement is transparent and clear. Currently, eighteen sell side firms write research on the Company, and the Company believes its accounting for this arrangement is easily accessible to interested investors.
Accounting Overview
     The Company considers its Agreements with Cephalon a single arrangement under which the Company performs multiple revenue-generating activities. Certain of the

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May 4, 2007

Company’s obligations under the Agreements represent deliverables within the contractually binding arrangement between the parties as discussed in Emerging Issues Task Force Issue 00-21: Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). These deliverables have been separated into the following accounting units: (i) net losses on the Products; (ii) manufacturing of the Products; and (iii) the Product license.
     The Company deferred the $270 million in non-refundable milestone payments and the additional $4.6 million received from Cephalon and recorded the balance as ‘Unearned milestone revenue’ on its balance sheet, differentiating between the short-term and long-term portions based on forecasted revenues and spend over the ensuing 12 month period. The Company is recognizing the deferred revenue across the three accounting units noted above: (I) The Company recognizes milestone revenue to offset expenses it incurs on the Products and payments it makes to Cephalon to fund their net losses incurred on the Products. This revenue is recognized in the line ‘Net Collaborative Profit’ within the revenue section of the income statement. The Company has currently allocated $144.4 million to this accounting unit; (II) The Company recognizes milestone revenue in order to record a 10% profit margin on the cost of Products sold to Cephalon. This revenue is recorded in the line ‘Manufacturing Revenue’ within the revenue section of the income statement, and is recognized over the expected 10 year life of the Products, as Products are sold to Cephalon. The Company currently has allocated $77.8 million to this accounting unit; and (III) The Company recognizes milestone revenue with respect to the Product license on a straight-line basis over the expected 10 year life of the Products. Revenue recognition on this unit started upon FDA approval of VIVITROL in April 2006. This revenue is recorded in the line ‘Net Collaborative Profit’ within the revenue section of the income statement. The Company currently has allocated $52.4 million to this accounting unit, determined on the residual basis.
     The Company reviews the fair value of the accounting units on a quarterly basis and adjusts the fair value as appropriate.
     The Company believes each unit is distinct, is specific and measurable, and provides stand-alone value to its partner Cephalon. Furthermore, the individual units match how the Company manages its business, and so this accounting is easily understood and valued by its investors. Each unit is discussed in turn below.
Net Losses on the Products
     Under the Agreements and the Amendments, the Company is obligated to fund the net losses on the Products from the effective date of the Agreements through December 31, 2007 up to an aggregate of $124.6 million, plus the Company is obligated fund certain of its own regulatory and manufacturing activities, which consist of the performance of activities relating to obtaining regulatory approval of VIVITROL, principally responding to questions from the FDA about the NDA filing, negotiations of a final product label and the validation, review and inspection of the manufacturing plant that occurs as part of NDA approval. The Company considered the following as facts which indicate that these

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May 4, 2007

obligations are a deliverable under the arrangement: (i) the Company’s obligations to fund the net losses on the Products and certain regulatory and manufacturing activities is contractually defined in the License and Collaboration Agreement; (ii) the Company has no legal right to avoid or change these obligations, and failure of the Company to perform these obligations under the terms of the Agreements would likely be considered by Cephalon a material breach of contract, which could give Cephalon the right to terminate the Agreements with potential adverse consequences for the Company; and (iii) on the effective date of the Agreements, it was likely that the Products would incur significant net losses during the period that the Company was obligated to fund these net Product losses. This is typical of the launch phase of all pharmaceutical products and, indeed, the amount and timing of the losses was the subject of modeling and agreement between the Company and each of the parties negotiating for the VIVITROL license.
     At the outset of the arrangement, these obligations were undelivered and the Company has determined that they meet the criteria for separation under paragraph 9 of EITF 00-21 based on the following facts: (i) the Company’s obligations to fund the net losses on the Products and to fund the required regulatory and manufacturing activities have stand-alone value; (ii) there is objective and reliable evidence of the fair value of these obligations; and (iii) there are no general rights of return in the arrangement with respect to these obligations.
     The Company determined that its funding obligations have stand-alone value from the perspective of Cephalon based on the following facts: (i) the funding obligations of the Company are performed independently from the other obligations in the arrangement; and (ii) the value of the funding obligations was negotiated by the Company and Cephalon and factored into the amount of the milestones Cephalon was obligated to pay under the Agreements.
     The Company uses Company-specific evidence to determine the fair value of its funding obligations and has estimated this value to be approximately $144.4 million. This consists of the Company’s funding obligations under the arrangement, through December 31, 2007, of $124.6 million, plus the costs expected to be incurred to fund its required regulatory and manufacturing activities of $19.8 million. The cost of these activities is based on estimates of labor to be provided, valued at a negotiated full-time equivalent rate, plus other external and material costs. The Company uses a similar full-time equivalent rate for work it performs under other collaborative arrangements, and these rates are similar to rates used throughout the industry by drug delivery and other drug development companies.
     In evaluating its obligations to fund the net losses on the Products, the Company has considered the matter under two possible views: either as a revenue element or as an obligation to fund net losses apart from the license and manufacturing revenue elements. While the Company has treated its funding obligations as a revenue deliverable, as discussed above, the Company has concluded that its accounting fits within either view.

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     In considering its funding obligations, the Company has considered the applicability of Statement of Financial Accounting Standard No. 68, “Research and Development Arrangements” (“SFAS No. 68”). The Company believes that development of VIVITROL was all but complete at the date the Agreements were signed, but because FDA approval had not been obtained, general practice, as discussed in the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries,” would still consider the research and development process to be ongoing until FDA approval was received. As such, the funding received by Cephalon might fall into the scope of SFAS No. 68. The Company’s obligations to fund the Product losses regardless of the outcome of the remaining development activities or the Product commercialization would likely cause a portion of the payments received from Cephalon ($124.6 million) to be accounted for as an obligation to repay the funding received. Under these circumstances, the Company would record a liability equal to the estimated funding obligations and account for the settlement of that liability as losses are funded. While the Company’s current accounting recognizes milestone revenue to offset the net losses as they are funded, the net effect on the income statement is similar.
Manufacturing of the Products
     Under the Agreements, the Company is obligated to manufacture clinical and commercial supplies of the Products. The Company considered the following as facts which indicate that this obligation is a deliverable under the arrangement: (i) the terms of the manufacturing services are contractually defined in the Supply Agreement; (ii) the Company has no legal right to avoid or change this obligation, and failure of the Company to perform this obligation under the terms of the Agreements would likely be considered by Cephalon a material breach of contract, which could give Cephalon the right to terminate the Agreements with potential adverse consequences for the Company; (iii) due to the profit sharing nature of the Agreements, the Company would incur significant financial losses if the Products are not supplied in the quantities required by the market; and (iv) similar arrangements exist within the biotechnology and pharmaceutical industries where entities provide manufacturing services for marketed pharmaceutical products. In addition, the Company has other supply agreements in place with other third parties with similar terms, responsibilities and conditions.
     At the outset of the arrangement, the manufacturing obligation was undelivered and the Company has determined that it meets the criteria for separation under paragraph 9 of EITF 00-21 based on the following facts: (i) the Company’s manufacturing obligation has stand-alone value; (ii) there is objective and reliable evidence of the fair value of the Company’s obligation to manufacture clinical and commercial supplies of the Products; and (iii) there are no general rights of return in the arrangement with respect to this obligation.

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May 4, 2007

     The Company discusses the stand-alone nature of the manufacturing unit within the discussion of the Product license on page 8 of this response.
     The Company uses a combination of Company-specific evidence and third party evidence in determining the fair value of its obligation to manufacture clinical and commercial supplies of the Products. Based on the economics to the Company of other manufacturing arrangements its has negotiated, and an analysis of profit margins earned by a sample of pharmaceutical manufacturers, the Company has determined that a 10% profit margin on the cost of goods manufactured is appropriate for the Products. The Company believes that the profit margins earned by contract manufacturers of pharmaceutical products are the most representative third-party evidence of the value of Product manufacturing activities in this case, since these activities are either not dependent on the license of intellectual property or conducted with the permission of the intellectual property owner. The fair value of the Company’s manufacturing obligation, which is currently estimated to be $77.8 million, is determined by applying a 10% profit margin to the cost of Products forecasted to be manufactured over the expected 10 year life of the Products. The Company recognizes revenue with respect to this accounting unit as Products are shipped to Cephalon.
The Product License
     On the effective date of the Agreements, the Company granted a license to Cephalon to sell Products in the U.S. The Company has determined that the Product license, a delivered item at the outset of the arrangement, meets the criteria for separation under paragraph 9 of EITF 00-21 based on the following facts: (i) the Product license had stand-alone value to Cephalon at the inception of the arrangement; and (ii) there is objective and reliable evidence of the fair value of the undelivered obligations under the arrangement (the obligation to fund the net losses on the Products and the manufacturing obligation) as previously discussed.
     The Company considered the following as facts which indicate that the Product license had value to Cephalon at the inception of the arrangement: (i) late stage pharmaceutical development products, such as VIVITROL, have value in the marketplace and are bought and sold regularly by entities within the biotechnology and pharmaceutical industries. In addition, the Company received other bids for the VIVITROL license in the same range of value as the bid it received from Cephalon; (ii) patents covering the Products were granted to the Company prior to the effective date of the Agreements; (iii) under the Agreements, Cephalon has the right to grant sublicenses to third parties in certain circumstances (Cephalon has a right to grant sublicenses to third party contractors as necessary to facilitate the performance of its development and commercialization responsibilities under the Agreements, but Cephalon has no ability to sublicense the right to sell or offer the Products for sale); (iv) at the time the Company was negotiating to partner VIVITROL, the Product had significantly reduced development risk, as described previously; and (v) the value of VIVITROL was demonstrated both by the interest the Company received from a number of well-respected

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and reputable companies with regard to partnering the Product, and by the expectation that significant future cash flows would result from the introduction of this novel Product in a new, potentially large pharmaceutical market. Based on the preceding, the Company concluded that the license has value under the guidance provided in EITF 00-21.
     The Company has further considered whether the Product license has stand-alone value apart from the undelivered manufacturing obligations in the arrangement. The Company believes that the rights of Cephalon under the arrangement are such that the value of the Product license, from the perspective of Cephalon, is not dependent on the Company’s obligations to supply the Products to the collaboration. The Company is not the only potential source of Product supply. There are numerous other pharmaceutical and biotechnology companies that have the ability to manufacture microsphere-based pharmaceutical products (e.g. Novartis, TAP Pharmaceutical Products, and QLT have marketed products, and Elbion, Oakwood Laboratories, Brookwood Pharmaceuticals, Flamel Technologies, Ipsen and PR Pharmaceuticals have similar microsphere-based products in development).
     The Supply Agreement contemplated the establishment of a second or backup source of supply, at Cephalon’s request (see Section 5.3 of the Supply Agreement). While this arrangement also requires the Company’s approval, there is little reason for the Company to object, since the Company does not make a profit on supply of the Products but only recovers its costs of manufacture. Therefore, any concerns the Company might have regarding the establishment of a second source are likely only to be logistic issues that could be resolved by the parties. In addition, in the event that the Company fails to supply Products, Cephalon has the right to manufacture the Products itself or through a contract manufacturer and the Company is obligated to transfer the necessary manufacturing know-how to permit this activity (see Section 6.3 of the Supply Agreement). Of course, this technology transfer would occur over a certain period, but Cephalon, as a prudent seller of pharmaceutical products, could be expected to maintain a sufficient safety stock of Products to supply the market during this time. Indeed, such a supply is maintained currently and was planned from the beginning of the arrangement. Furthermore, as evidenced by technology transfers that have taken place under the Company’s other collaborations, the Company’s manufacturing methods and technologies are practicably transferable. It would be inadvisable for any of the Company’s licensees to pay substantial fees for a license and not have viable means to manufacture products economically at a second source.
     Lastly, it is important to note that Cephalon and the Company viewed the license and Product manufacture as two separate obligations. In particular, the arrangement is structured such that the value of the license from the perspective of Cephalon is economically independent from the value of the manufacturing. The value of the license is derived through Cephalon’s participation in the VIVITROL profit sharing, if any, while VIVITROL supply is provided to Cephalon at the Company’s cost of goods manufactured.

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May 4, 2007

Consideration of Other Potential Deliverables
     The Company has considered whether any additional deliverables are identified by the Agreements. The most significant item of discussion in the Agreements that the Company has not identified as a deliverable is participation in the Joint Steering Committee (JSC) and other joint teams to manage the development and commercialization of the Products. At the time the Agreements were signed, the Company believed that the discussion in the Agreements regarding the JSC was included to set forth how the companies will work together, including how disagreements between the parties will be resolved. The Company has analyzed its JSC activities under the Agreements and continues to believe that these activities are generally administrative in nature, the purpose of which is primarily to protect the rights of the Company. Therefore, the Company has determined that its JSC participation is not a substantive deliverable under the arrangement.
     In making its determination, the Company considered the following facts: (i) the nature of the JSC activities referred to in the Agreements and their impact on performance; (ii) whether JSC participation was bargained for as part of the arrangement; (iii) whether JSC participation is explicitly referred to as an obligation in the Agreements; (iv) the consequences of any failures to complete JSC activities; and (v) the impact that the exclusion of the JSC would have on the arrangement consideration exchanged between the parties.
     Under the arrangement, the JSC establishes a framework for administering the collaboration and a process under which disputes are resolved to maximize value to the parties. There are three sub-teams of the JSC which provide administration in specific areas: the Development Team (“DT”), under which administration is performed related to all Product development activities; the Commercialization Team (“CT”), under which administration is performed related to activities for the marketing and sale of Products; and the Supply Team (“ST”), under which administration is performed related to all activities for the manufacture of the Products. The Company considers the activities of the JSC and these sub-teams to be of a similar nature for the purposes of this response.
     The obligations of the parties are well established in the Agreements. The Company believes that because the absence of the JSC function would not relieve the parties from their obligations under the Agreements and because additional rights or obligations not otherwise contained in the Agreements cannot be established by the JSC, the JSC functions only as a governance and oversight body and not as an activity upon which the substantive obligations of the arrangement depend. The oversight ensures that each party’s rights are protected with respect to these obligations. To date, the subject of JSC meetings can be best described as general management oversight of VIVITROL, including, for example, the review of manufacturing activities, sales and marketing activities, financial planning and analysis activities, program management and resource allocation, within the context of existing responsibilities of the parties. The skills required

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May 4, 2007

for general management oversight are generally neither technical nor unique and exist within all companies in the industry.
     The Company believes that if either party failed to participate in the JSC, the consequence of this failure would have a minimal impact on the arrangement because each party’s responsibilities are well defined and rarely interdependent. Moreover, it is the Company’s belief that the exclusion of substantial elements of the JSC would have had no impact on the payments that the Company has received from Cephalon. The Company and Cephalon mutually agreed to establish the JSC to administer a complex program and to provide an efficient and regular forum for communication.
* * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     As the Staff is aware, the Company has a March 31 fiscal year-end. At this time, the Company is planning to release earnings for the fiscal year ended March 31, 2007, on May 17, 2007 and to file its Annual Report on Form 10-K on May 30, 2007. Consequently, if the Staff have any questions or concerns with respect to the accounting discussed within this letter, the Company would appreciate hearing from the Staff at its earliest convenience.
     If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
Sincerely,
/s/ James M. Frates
James M. Frates
Chief Financial Officer and Treasurer

Exhibit A
Cephalon Arrangement Disclosures as Provided in the Alkermes, Inc. Annual Report on Form 10-K for the
Fiscal Year Ended March 31, 2006

Collaborative Arrangements
Cephalon
     In June 2005, we entered into a license and collaboration agreement and supply agreement with Cephalon to jointly develop, manufacture and commercialize extended-release forms of naltrexone, including VIVITROL (the “Products”), in the U.S. (“the Agreements”). We have formed a joint development team with Cephalon, and the companies share responsibility for additional development of the Products. We have primary responsibility for conducting such development and were responsible for obtaining marketing approval for VIVITROL in the U.S. for the treatment of alcohol dependence, which we received from the FDA in April 2006. We have formed a joint commercialization team with Cephalon, and the companies share responsibility for developing the commercial strategy for the Products. Cephalon has primary responsibility for the commercialization, including distribution and marketing, of the Products in the U.S., and we support this effort with a team of managers of market development. We have the option to staff our own field sales force in addition to our managers of market development at the time of the first sales force expansion, should one occur. We have also formed a joint supply team with Cephalon, and we have primary responsibility for the manufacture of the Products.
     In June 2005, Cephalon made a nonrefundable payment of $160.0 million to us upon signing the Agreements. In April 2006, Cephalon made a second nonrefundable payment of $110.0 million to us upon FDA approval of VIVITROL. Cephalon will make additional nonrefundable milestone payments to us of up to $220.0 million if calendar year net sales of the Products exceed certain agreed-upon sales levels. Cephalon will record net sales from the Products in the U.S. Under the terms of the Agreements, we are responsible for the first $120.0 million of net losses incurred on VIVITROL (“Product Losses”) through December 31, 2007. The Product Losses specifically exclude development costs incurred by us to obtain FDA approval of VIVITROL and costs to complete the first manufacturing line, both of which we are solely responsible for. If Product Losses exceed $120.0 million through December 31, 2007, Cephalon is responsible for paying all Product Losses in excess of $120.0 million during this period. If VIVITROL is profitable through December 31, 2007, net profits will be shared equally between us and Cephalon. After December 31, 2007, all profits and losses earned on VIVITROL will be shared equally between us and Cephalon.
     The Agreements are in effect until the later of: (i) the expiration of certain patent rights; or (ii) fifteen (15) years from the date of the first commercial sale of the Products in the U.S.
     Cephalon has the right to terminate the Agreements at any time by providing 180 days’ prior written notice to us, subject to certain continuing rights and obligations between the parties. The supply agreement terminates upon termination or expiration of the license and collaboration agreement or the later expiration of our obligations pursuant to the Agreements to continue to supply Products to Cephalon. In addition, either party may terminate the license and collaboration agreement upon a material breach by the other party which is not cured within 90 days’ written notice of material breach or, in certain circumstances, a 30 day extension of that period, and either party may terminate the supply agreement upon a material breach by the other party which is not cured within 180 days’ written notice of material breach or, in certain circumstances, a 30 day extension of that period.
Critical Accounting Policies
   Multiple Element Arrangements
     When a collaborative arrangement contains more than one revenue generating element, we allocate revenue between the elements based on each element’s relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value on a stand-alone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is determined based upon objective and reliable evidence, which includes terms negotiated between us and our collaborative partners.
   Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement (together, the
   “Agreements”) with Cephalon
     Our revenue recognition policy related to the Agreements complies with the SEC’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple element revenue arrangements entered into or materially amended after June 30, 2003. For purposes of revenue recognition, the deliverables under these Agreements are generally separated into three units of accounting: (i) shared profits and losses on the sustained-release forms of naltrexone, including VIVITROL (the “Products”); (ii) manufacturing of the Products; and (iii) development and licenses for the Products.
     Under the terms of the Agreements, we are responsible for the first $120.0 million of net losses incurred on VIVITROL (“Product Losses”) through December 31, 2007. If cumulative Product Losses exceed $120.0 million through December 31, 2007, Cephalon will be responsible for paying all Product Losses in excess of $120.0 million during this period. If VIVITROL is profitable through December 31, 2007, net profits will be shared equally between us and Cephalon. After December 31, 2007, net profits and losses earned on VIVITROL will be shared equally between us and Cephalon.
     We and Cephalon reconcile the costs incurred by each party to develop, commercialize and manufacture the Products, excluding certain development and registration costs for VIVITROL for the initial indication of alcohol dependence (the “Initial Indication”) and the completion of the first manufacturing line, to be paid solely by us, against revenues earned on the Products, to determine net profits or losses on VIVITROL. Our share of net profits and

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losses is recognized in the period earned or incurred by the collaboration and is recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). Cumulative Product Losses since inception of the Agreements through March 31, 2006 were $41.0 million.
     The nonrefundable payment of $160.0 million we received from Cephalon in June 2005, and the nonrefundable milestone payment of $110.0 million we received from Cephalon in April 2006 upon FDA approval of VIVITROL, have been deemed to be arrangement consideration in accordance with EITF 00-21. This arrangement consideration is recognized as milestone revenue across the three accounting units referred to above. The allocation of the arrangement consideration to each of the accounting units was based initially on the fair value of each unit as determined at the date of the Agreements, however, the fair values are reviewed periodically and adjusted, as appropriate. The above nonrefundable payments are, and will be, recorded in the consolidated balance sheets under the captions “Unearned milestone revenue — current portion” and “Unearned milestone revenue — long-term portion” prior to being earned. The classification between the current and long-term portions is based on our best estimate of whether the milestone revenue will be recognized during or after the 12-month period following the reporting period, respectively.
   Manufacturing Revenues Related to the Cephalon Agreements
     Under the terms of the Agreements, we are responsible for the manufacture of clinical and commercial supplies of sustained-release forms of naltrexone, including VIVITROL, for sale in the U.S. Under the terms of the Agreements, we will bill Cephalon at cost for finished commercial product shipped to them. We will record this manufacturing revenue under the caption “Manufacturing revenues” in the consolidated statements of operations and comprehensive income (loss). An amount equal to this manufacturing revenue will be recorded as cost of goods manufactured in the consolidated statements of operations and comprehensive income (loss). No manufacturing revenue or cost of goods manufactured related to VIVITROL was recorded in the consolidated statements of operations and comprehensive income (loss) in the years ended March 31, 2006, 2005 and 2004.
     The amount of the arrangement consideration allocated to the accounting unit “manufacturing of the Products” is based on the estimated fair value of manufacturing profit to be earned over the expected life of the Products, not to exceed the total arrangement consideration we receive from Cephalon, less the amount first allocated to the accounting unit “shared profits and losses on the Products”. Manufacturing profit is initially estimated at 10% of cost of goods manufactured. We will recognize the earned portion of the arrangement consideration allocated to this accounting unit in proportion to the units of finished product shipped during the reporting period, to the total expected units of finished product to be shipped over the expected life of the Products. The estimate of expected units shipped will be adjusted periodically, as necessary, whenever events or changes in circumstances indicate that supply assumptions have changed significantly. Adjustments to the accrual schedule for this milestone revenue that result from changed supply assumptions are recognized prospectively over the remaining expected life of the Products. This milestone revenue will be recorded under the caption “Manufacturing revenues” in the consolidated statements of operations and

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comprehensive income (loss). No milestone revenue was recorded for this accounting unit in the consolidated statements of operations and comprehensive income (loss) during the years ended March 31, 2006, 2005 and 2004.
   Net Collaborative Profit Related to the Agreements with Cephalon
     The amount of the arrangement consideration allocated to the accounting unit “shared profits and losses on the Products” represents our best estimate of the Product Losses that we are responsible for through December 31, 2007, plus an estimate of those development costs to be incurred by us in the period preceding FDA approval of VIVITROL and to complete the first manufacturing line, for which we are solely responsible. We estimate this loss to be approximately $137.0 million. We recognize the earned portion of the arrangement consideration allocated to this accounting unit through the period that we are responsible for Product Losses, being the period ending December 31, 2007. This milestone revenue directly offsets our expenses incurred on VIVITROL and Cephalon’s net losses on VIVITROL. This milestone revenue is recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). During the years ended March 31, 2006, 2005 and 2004, we recorded $60.5 million, $0 and $0, respectively, for this accounting unit in the consolidated statements of operations and comprehensive income (loss).
     Under the terms of the Agreements, we granted Cephalon a co-exclusive license to our patents and know-how necessary to use, sell, offer for sale and import the Products for all current and future indications in the U.S. On a combined basis, the development and license deliverables under the Agreements have value to us on a stand-alone basis. That is, under the terms of the Agreements, the additional development activities that we perform for the Initial Indication of VIVITROL will result in a marketable product that has value in the market place. Accordingly, the amount of the arrangement consideration allocated to the accounting unit “development and licenses for the Products” is based on the residual method of allocation as outlined in EITF 00-21, because fair value evidence exists separately for the other two units of accounting under the Agreements but not on a combined basis with this accounting unit. Consequently, arrangement consideration allocated to this accounting unit will equal the total arrangement consideration received from Cephalon less the amounts allocated to the other two accounting units. We recognize the earned portion of this arrangement consideration on a straight-line basis over the expected life of VIVITROL, being ten years. This milestone revenue will be recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). No milestone revenue was recorded for this accounting unit in the consolidated statements of operations and comprehensive income (loss) during the years ended March 31, 2006, 2005 and 2004.
     Under the terms of the Agreements, we reimburse Cephalon for the net losses they incur on VIVITROL, provided these net losses, together with our VIVITROL-related collaboration expenses, do not exceed $120.0 million through December 31, 2007. This reimbursement is recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). Once VIVITROL becomes profitable, Cephalon will reimburse us for our product-related expenses together with our share of the net profits, and this reimbursement will be recorded under the caption “Net collaborative profit” in the

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consolidated statements of operations and comprehensive income (loss). During the years ended March 31, 2006, 2005 and 2004, we paid Cephalon $21.2 million, $0 and $0, respectively, as reimbursement for the net losses they incurred on VIVITROL.
     If there are significant changes in the estimates of the fair value of an accounting unit, we will reallocate the arrangement consideration to the accounting units based on the revised fair values. This revision will be recognized prospectively in the consolidated statements of operations and comprehensive income (loss) over the remaining terms of the affected accounting units.
     Under the terms of the Agreements, Cephalon will pay us up to $220 million in nonrefundable milestone payments if calendar year net sales of the Products exceed certain agreed-upon sales levels. Under current accounting guidance, we expect to recognize these milestone payments in the period earned, under the caption “Net collaborative profit” in the consolidated statement of operations and comprehensive income (loss).

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Exhibit B
Disclosure with Respect to the Accounting for the Arrangement as Provided in a Supplemental Table to the Q3 Fiscal 2007 Earnings Release

Net Collaborative Profit — VIVITROL® Collaboration

	Three Months
	Ended	Cumulative
	December 31,	Collaboration
(Unaudited, in thousands)	2006	To-Date
Milestone revenue recognized to offset expenses incurred on VIVITROL:
Alkermes, Inc. expenses incurred on behalf of the collaboration (1)	$7,199	$45,461
Cephalon, Inc. expenses incurred on behalf of the collaboration (1)	—	45,995
Alkermes, Inc. expenses incurred outside the collaboration (2)	51	19,844

	7,250	111,300

Milestone revenue recognized with respect to license (3)	1,195	3,778

Flow of funds to Cephalon, Inc. (4)	—	(45,995)

Net collaborative profit	$8,445	$69,083

Notes

(1)	Expenses incurred on behalf of the collaboration by Alkermes, Inc. (“Alkermes”) and net losses incurred on behalf of the collaboration by Cephalon, Inc. (“Cephalon”) contribute to the cumulative net product losses incurred on VIVITROL. Alkermes is responsible for the first $124.6 million of these cumulative net product losses (the “cumulative net loss cap”). Through December 31, 2006, $91.5 million of cumulative net product losses have been incurred.

(2)	Alkermes was solely responsible for the successful approval of VIVITROL, and the successful completion of the first VIVITROL manufacturing line. These expenses do not contribute to the cumulative net product losses.

(3)	Milestone revenue related to the license commenced upon approval of VIVITROL, by the U.S. Food and Drug Administration, on April 13, 2006.

(4)	Alkermes is responsible for the first $124.6 million of cumulative net product losses through December 31, 2007, and consequently reimburses Cephalon for its net product losses incurred on VIVITROL during this period.

(5)	Under the original license and collaboration agreement, Alkermes was responsible for the first $120.0 million of cumulative net product losses through December 31, 2007. Pursuant to the amendment to this agreement, signed in October 2006, Cephalon is now responsible for the two additional VIVITROL manufacturing lines under construction. In the three month period ended December 31, 2006, the Company received a payment of $4.6 million from Cephalon as reimbursement for certain costs incurred by the Company in the construction of these manufacturing lines prior to October 2006, which the Company had previously charged to the collaboration. The Company and Cephalon have agreed to increase the cumulative net loss cap from $120.0 million to $124.6 million to take into account this reimbursement.

(1)(2)(3)	Through December 31, 2006, Alkermes has recognized $116.3 million of milestone revenue out of the $270.0 million received from Cephalon. In addition to (1), (2) and (3) above, this recognition includes $1.2 million of milestone revenue related to a 10% mark-up on manufacturing revenue, which is reported by Alkermes within manufacturing revenues in the unaudited condensed consolidated statement of operations.